Exhibit 11

                          CALENERGY COMPANY, INC.

             CALCULATION OF EARNINGS PER SHARE IN ACCORDANCE
                  WITH INTERPRETIVE RELEASE NO. 34-9083

             (dollars in thousands, except per share amounts)
                           ___________________

                                   Three Months Ended        Nine Months Ended
                                      September 30             September 30
                                  1996        1995           1996        1995
Actual weighted average shares
outstanding for the period       52,765,706   49,987,315  51,994,097  46,254,489

Dilutive stock options and warrants
using average market prices       3,530,474    3,092,465   3,367,558   2,606,762

Primary shares outstanding       56,296,180   53,079,780  55,361,655  48,861,251

Additional dilutive stock options
using ending market price and
assuming conversion of convertible
debt, convertible subordinated
debenture and convertible preferred
securities of subsidiary         11,444,305   8,438,214   11,035,506   7,968,064

Fully dilutive shares
  outstanding                    67,740,485  61,517,994   66,397,161  56,829,315

Net income                        $  37,554   $  27,362    $  71,287  $   50,866

Less: Series C preferred stock
dividends                                 -          -            -        1,080
Net income available for common
shareholders                      $  37,554  $  27,362     $ 71,287    $  49,786

Primary earnings per share        $     .67  $     .52     $   1.29    $    1.02

Fully diluted earnings per share
based on SEC interpretive release
No. 34-9083*                      $    .59   $     .48     $   1.18     $    .96

*The net income available for common shareholders for the three and nine months ended September 30, 1996 was increased by the interest expense, net of tax effect, associated with the convertible debt and convertible subordinated debenture of $1,571 and $4,968, respectively. Net income available for common shareholders for the three and nine months ended
September 30, 1996 was increased by dividends on convertible preferred securities of subsidiary, net of tax effect of $982 and $1,857, respectively.

*The net income available for common shareholders for the three and nine months ended September 30, 1995 was increased by the interest expense, net of tax, associated with the convertible debt and convertible subordinated debenture of $1,921 and $4,866, respectively.